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                             November 5, 2020

       Brent Kelton
       Chief Executive Officer
       AMERI Holdings, Inc.
       4080 McGinnis Ferry Road, Suite 1306
       Alpharetta, GA 30005

                                                        Re: AMERI Holdings,
Inc.
                                                            Pre-effective
Amendment 3 to Registration Statement on Form S-4
                                                            Filed October 22,
2020
                                                            File No. 333-238742

       Dear Mr. Kelton:

               We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

       Pre-effective Amendment 3 to Registration Statement on Form S-4 filed October 22, 2020

       General

   1. Please revise the registration statement to include all information required by Form S-4, including completing
all blanks, subject to applicable exemptions. Please advise us of your plans for the
remaining blanks, including which, if any, blanks that you intend to leave in when you
request acceleration of effectiveness.
       AMERI Proposal 8     Approval of the Bonus Shares Proposal, page 123

   2. Please disclose the section of the Securities Act or the rule of the Commission under which exemption from
registration was claimed and the facts relied upon to make the exemption available for
the restricted shares. Please also name the consultant, and
                                                        describe the material
terms of the agreement with the consultant.
 Brent Kelton
FirstName  LastNameBrent   Kelton
AMERI Holdings,    Inc.
Comapany 5,
November   NameAMERI
              2020        Holdings, Inc.
November
Page 2     5, 2020 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Statements. , page 190

3. We note that the resulting issuer will effect a reverse stock split at a ratio between 1 for 2 and 1 for 25 for its issued outstanding common stock. Please explain why the anticipated reverse stock split is not reflected in the pro forma financial statements and all other pro forma disclosures throughout the filing.
Financial Statements - Jay Pharma
Report of Independent Registered Public Accounting Firm, page F-2

4. We note that the auditor's consent filed as an exhibit in the current amendment refers to an incorrect amendment number. To the extent that the auditor's consent in the next amendment refers to a specific amendment number, please ensure that it is the correct amendment number.
Exhibits 8.1 and 8.2, page 1

5. The company explains in the registration statement on page 227 that the disclosure is the opinion of counsel. If you elect to use a short form opinion, the short form opinions and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. In this case, the short form tax opinions must state clearly that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsels. Please have counsels revise the tax opinions. For guidance you may refer to
Section III.B.2 of Staff
         Legal Bulletin No. 19 (CF) available on the Commission's website.
Exhibit 8.3, page 3

6. Counsel discloses that the discussion in the proxy statement is the opinion of counsel. The short form opinion and the tax disclosure in the proxy statement/prospectus both must state clearly that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsel. Please revise the disclosure in the tax consequences section of the proxy statement to state clearly that the disclosure is the opinion of the named counsel. For guidance you may refer to
Section III.B.2 of Staff
         Legal Bulletin No. 19 (CF) available on the Commission's website.
        You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Anne M.
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.



                                                                Sincerely,
 Brent Kelton
AMERI Holdings, Inc.
November 5, 2020
Page 3
FirstName LastNameBrent Kelton
                                      Division of Corporation Finance
Comapany NameAMERI Holdings, Inc.
                                      Office of Manufacturing
November 5, 2020 Page 3
cc:       Richard A. Friedman, Esq.
FirstName LastName